Exhibit 99.1

NEWS RELEASE

Toronto, April 6, 2023

Franco-Nevada To Release First Quarter 2023 Results

Franco-Nevada today announced it will report its first quarter 2023 results as follows:

First Quarter 2023 Results Release:	May 2nd after market close
Conference Call and Webcast:	May 3rd 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-390-0546 International: 416-764-8688

Conference Call URL (This allows participants to join

the conference call by phone without operator assistance.

Participants will receive an automated call back after

entering their name and phone number):

https://bit.ly/3XZq6FB
Webcast:	www.franco-nevada.com
Replay (available until May 10th):	Toll-Free: 1-888-390-0541 International: 416-764-8677 Passcode: 471262 #

For more information, please visit our website at www.franco-nevada.com or contact:

Candida Hayden
Senior Analyst, Investor Relations
416-306-6323
info@franco-nevada.com